UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On April 24, 2025, Youxin Technology Ltd (the “Company”) entered into a trust deed and a related voting trust agreement (together, the “Trust Documents”) with Kastle Limited (the “Trustee”), a professional trust company that provides trust services. Pursuant to the Trust Documents, the shareholders Anxin Youxin Capital Ltd, Hope Youxin Capital Ltd, FWZ Youxin Capital Ltd, Youxin XHB Capital Ltd, and Youxin HW Capital Ltd have transferred their Class A ordinary shares and Class B ordinary shares of the Company into a voting trust, under which the Trustee acts as a bare trustee and holds the shares for the benefit of the designated beneficiaries, subject to the instructions of a trust committee established in accordance with the Trust Documents.

The purpose of the voting trust is to facilitate shareholder coordination and support the Company’s corporate governance structure. The Trust Documents were entered into in the ordinary course of business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youxin Technology Ltd

Date: May 1, 2025	By:	/s/ Shaozhang Lin
	Name:	Mr. Shaozhang Lin
	Title:	Chief Executive Officer